AMCOL International Corporation
One North Arlington • 1500 West Shure Drive
Arlington Heights, IL 60004-7803 • USA
January 30, 2008	847-394-8730 • FAX 847-506-6199
http://www.amcol.com
Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

Attention	Mr. George K. Schuler, Mining Engineer

Re:	AMCOL International Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 1-14447 (the “Filing”)

Ladies and Gentlemen:

This letter sets forth the response of AMCOL International Corporation (the “Company”) to the Commission’s comment letter dated December 27, 2007. In general, the Staff’s comments focus on our disclosure related to mining rights and the significance of these rights to our Company.

To ensure we address the Staff’s comments appropriately, on Thursday, January 10, 2008, we participated in a conference call with George K. Schuler, Mining Engineer. Our Company representatives, Christopher Kodosky, Controller, and Donald Eisenhower, Global Minerals Director, were assisted by Kerry Vyverberg of Locke Lord Bissell & Liddell LLP, counsel to the Company. During the conference call, we discussed our mining operations and particularly how these operations differ from other businesses that are dependent upon the rights of and access to a limited number of mineral deposits which are mined for long periods of time. We also shared out thoughts as to our proposed responses to the Staff’s comments.

In the following paragraphs, we have set forth each of the Staff’s numbered comments, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2006
Engineering Comments
Mineral Reserves, page 7

1.	Disclose the following information for each of your properties:

• The nature of the company’s ownership or interest in the property.

• A description of all interests in the properties, including the terms of all underlying agreements.

• An indication of whether the mining claims are State or Federal Claims. (US federal or state land oriented)

• Certain identifying information, such as the property names, claim numbers, grant numbers, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims that may exist in the area. (British Columbia oriented comment)

• The conditions that must be met to retain your claims or leases, including quantification

• The area of the claims, either hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Response: Since 1924, our minerals segment has been primarily mining a mineral called bentonite, which is a type of montmorillonite clay found in beds ranging in thickness from two to 50 feet beneath overburden of up to 60 feet. Unlike a precious metals mining company that mines a significant amount of material from a few deposits over a long period of time, our business mines smaller amounts of material from a large number of deposits over a short period of time.

Today, we mine bentonite in the United States, Turkey, Australia and China, and no single or group of mining rights or claims are significant or material to the operations or financial condition of our Company or our Minerals segement. The majority of our mining activities occur in the Western United States where we have over 1,900 mining claims or leases with private parties. The bentonite deposits underlying these claims and leases generally lie in parcels of land varying between 20 and 40 acres. In the United States, we surface mine the bentonite and transport it in trucks and off-highway-haul wagons to our seven (7) processing plants, each of which is generally located within a sixty (60) mile radius of the mines. For each leased property and mining claim, there are multiple viable means of access.

As stated above, we do not believe that any single or group of mining claims or leases is significant or material to the financial condition or operations of our Compnay or our Minerals segment. As such, we do not believe the detailed disclosure required under Industry Guide 7 is required or meaningful to the users of our filings. We do believe, however, that our Annual Report on Form 10-K could benefit from additional disclosure describing our mining operations so that users of our filings could have a deeper perspective of our business. In that regard, we will include the information in the first two paragraphs of our response above in our 2007 Annual Report on Form 10-K (the “2007 10-K”) throughout various portions of Part 1, Item 1, as applicable and relevant.

We also propose including the following paragraphs in our 2007 10-K under Part I, Item 1 “Business” under the subsection “Mineral Reserves” under the section “Minerals and Environmental Segments Common Operational Functions.” Disclosures not included in the 2006 Form 10-K are underlined. The remaining paragraphs in this subsection will be updated to reflect 2007 information, but otherwise will remain unchanged.

Mineral Reserves

We have reserves of sodium and calcium bentonite at various locations in the United States, including Wyoming, South Dakota, Montana and Alabama, and also in Australia, China and Turkey. Through our investments in affiliates and joint ventures, we also have access to bentonite deposits in Egypt, India and Mexico. At 2006 consumption rates and product mix, we estimate the proven, assigned reserves of commercially usable sodium bentonite at approximately 17 years. We estimate the proven, assigned reserves of calcium bentonite at approximately 22 years. While we believe, based upon our experience, that our reserve estimates are reasonable and our title and mining rights to our reserves are valid, we have not obtained any independent verification of such reserve estimates or such title or mining rights.

We own or control the properties on which reserves are located through long-term leases, royalty agreements and patented and unpatented mining claims. A majority of our bentonite reserves are owned. We do not believe that any single or group of mining claims or leases is significant or material to our financial condition or operations of our Company or our Minerals segment.

A majority of our bentonite is mined and processed in the United States pursuant to over eighty (80) mining lease and royalty agreements (including easement and right of way agreements) and 1,850 mining claims. The majority of these claims and leases are with private parties and located in Montana, South Dakota and Wyoming. The bentonite deposits underlying these claims and leases generally lie in parcels of land varying between 20 and 40 acres. In general, the reserves are immediately adjacent to, or within 60 miles of, one of seven related processing plants. All of the properties on which these reserves are located are either physically accessible for the purposes of mining and hauling or the cost of obtaining physical access would not be material. Access to processing facilities from the mining areas is generally by private road, public highways or railroads. For each leased property and mining claim, there are multiple viable means of access.

2.
Please insert a small-scale map showing the location and access to each property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note that SEC’s EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is reviewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

• A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used in the map or drawing.

• A graphical bar scale should be included. Additional representation or scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

• A north arrow.

• An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

• A title of the map or drawing, and the date on which it was drawn.

• In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response: We have reviewed the disclosure requirements of Instruction 3(b) to Item 102 of Regulation S-K regarding our mining claims and leases. Pursuant to Instruction 3(b), certain detailed disclosures are required for individual properties of major significance to an industry segment. As stated above, we do not believe that any single or group of mining claims or leases is significant or material to the financial condition or operations of the Minerals segment or the Company. As such, the detailed disclosure of Instruction 3(b) to Item 102 of Regulation S-K is not required to be included in the 2007 10-K.

3.
Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

• The location and means of access to the property, including the mode of transportation utilized to and from the property.

• Any condition that must be met in order to obtain or retain title to the property.

• A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

• A description of any work completed on the property and its present condition.

• The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

• A description of equipment, infrastructure, and other facilities.

• The current state of exploration of the property.

• The total costs incurred to date and all planned future costs.

• The source of power and water that can be utilized at the property.

• If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b)(1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Response: Please see response to Question 1 above.

* * * *

On behalf of the Company, I hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the Filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters or require any additional information, please contact me at 847-506-6171.

Very truly yours,

/s/ Gary L. Castagna

Gary L. Castagna
Chief Financial Officer